Exhibit 99.26

Statement from Dr. Jonathan Milner on the suspension of the “VOTE AGAINST” campaign

CAMBRIDGE, England, 1 November 2023 - Jonathan Milner, the founder and one of the largest investors in Abcam plc (“Abcam” or the “Company”) (NYSE: ABCM) with ownership of 6.16% of the Company, today issued the following statement in relation to the proposed acquisition of Abcam by Danaher Corporation (NYSE: DHR) or its affiliates (“Danaher”).

“After extensive feedback from the majority of Abcam’s shareholders, I have today decided to suspend my “Vote AGAINST” campaign. It has become clear that a significant majority intend to support Danaher's acquisition of Abcam and I respect this decision and will not stand in the way of the deal.

Although this outcome is not what I envisioned, I accept the result and wish Abcam and Danaher all the best for their future. My sincere gratitude goes to everyone who supported my campaign over the last few months, especially to my shadow Board nominees: your bravery and loyalty have been deeply appreciated. A special thanks also goes to my team of advisors who, acting with integrity and honesty, ensured every shareholder's voice was heard.

Since the start of my campaign, Abcam’s share price increased significantly and, despite the final outcome, I sincerely believe that our campaign has shown that it is possible to stand up to, and call out, an ineffective Board and Management who displayed disregard for the interests of shareholders. It also drew attention to key metrics, governance issues, and the performance of Executive Directors. It is disappointing that, confronted with these facts, Abcam's Board and leadership team decided to simply put the Company up for sale and accept a subpar offer, at the expense of loyal and long-term shareholders. I hope that my actions will inspire shareholders in other companies to hold their Boards to account.

I extend my heartfelt best wishes to the dedicated staff and loyal customers of Abcam. May they find continued success under the new ownership of Danaher.”

Ends

Jonathan Milner

https://abcamfocus.com/

Investor contact

Alliance Advisors (Europe)

T: +44 7733 265 198 / E: focusabcam@allianceadvisors.com

Michael Roper

Alliance Advisors (US)

T: +1 917 414 4766

Thomas Ball

Peel Hunt LLP

T: +44 (0) 20 7418 8900

Christopher Golden / James Steel

Sohail Akbar / Jock Maxwell Macdonald

International PR advisers

ICR Consilium (Europe)

T: +44 (0)20 3709 5700 / E: focusabcam@consilium-comms.com

Mary-Jane Elliott / Matthew Neal / Davide Salvi

ICR (US)

T: +1 646 677 1811 / E: FocusAbcam@icrinc.com

Dan McDermott